June 21, 2022

VIA EDGAR

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems Inc.

Offering Statement on Form 1-A

File No. 024-11384

Dear Mr. Scott Anderegg:

This letter is submitted on behalf of Smart Rx Systems Inc., a Florida corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated April 20, 2022 with respect to the Issuer’s Offering Statement on Form 1-A filed with the Commission on December 15, 2020, as amended by Amendment No. 1 to the Offering Statement filed with the Commission on December 20, 2021 (the “First Amendment”), Amendment No. 2 to the Offering Statement, filed with the Commission on February 16, 2022 (the “Second Amendment”), Amendment No. 3 to the Offering Statement, filed with the Commission on March 23, 2022 (the “Third Amendment”) and Amendment No. 4 to the Offering Statement filed with the Commission on May 9, 2022 (the “Fourth Amendment” and collectively, the “Offering Statement”). This letter is being submitted contemporaneously with Amendment No. 5 to the Offering Statement on Form 1-A (the “Fifth Amendment”), containing changes made in response to the Staff’s comments to the Fourth Amendment. Certain capitalized terms set forth in this letter are used as defined in the Fourth Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the bullet paragraph in the Comment Letter, and is followed by the corresponding response of the Issuer.

1.	Please tell us how you determined that the accounting firm signing the audit report and consent is properly registered in Illinois. If only a person is registered, please remove the references to the accounting firm from the filing, replace them with the person’s name and make arrangements for the person to provide an audit report and consent, if they performed an audit. Refer to paragraph (c)(1)(iii) of Part F/S in Form 1-A and Rule 2-01 of Regulation S-X.

Issuer’s Response: Soto Accounting, LLC is currently undergoing a peer review of its accounting firm license in Illinois. However, Brian Soto, who performed the audit of the Issuer as a member of Soto Accounting, LLC, has an active accounting license in Illinois and has provided an audit report and consent that is now incorporated as a part of the Offering Statement. The disclosure in the Offering Statement and exhibits thereto have been updated to reflect this change.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Thomas Voekler
Thomas Voekler

cc: Michael Beville (via electronic mail)